Fact Sheet for Term Sheet No. 1753ZZ
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated: May 7, 2013

Deutsche Bank

Autocallable Securities Linked to the Performance of the Brazilian Real Relative to the Japanese Yen due May 22, 2014

Automatic call if Currency Performance is greater than or equal to zero on any Observation Date, full downside exposure if Currency Performance is less than -20.00%

General

The securities are linked to the performance of the Brazilian real (the "Underlying Currency") relative to the Japanese yen (the "Reference Currency"). The securities will automatically be called and will pay a premium if the Currency Performance, calculated as set forth below, is greater than or equal to zero (meaning that the Brazilian real strengthens or remains unchanged relative to the Japanese yen) on any Observation Date. If the securities are not automatically called and the Currency Performance on the Final Valuation Date is less than zero (meaning the Brazilian real weakens relative to the Japanese yen), but is greater than or equal to -20.00%, investors will receive $1,000 per $1,000 Face Amount of securities. However, if the securities are not automatically called and the Currency Performance on the Final Valuation Date is less than -20.00%, investors will lose 1.00% of their initial investment for every 1.00% of the negative Currency Performance. Investors should be willing to lose a significant portion or all of their initial investment in the securities if the securities are not automatically called and the Brazilian real weakens relative to the Japanese yen such that the Currency Performance is less than -20.00%. The securities do not pay any coupons. Any payment upon an automatic call of the securities or at maturity is subject to the credit of the Issuer.

Note Characteristics

- Opportunity to receive the Call Premium if the Currency Performance is greater than or equal to zero on any Observation Date
- Contingent protection if the Currency Performance is not less than -20.00% on the Final Valuation Date

Risk Considerations

- Appreciation potential limited to the Face Amount plus the Call Premium regardless of the Currency Performance.
- Potential early exit as a result of the Automatic Call feature.
- You will lose a significant portion or all of your investment if the securities are not automatically called and the Currency Performance is less than -20.00%.
- Any payment on the securities is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Call Payment

First Observation Date: Is Currency Performance ≥ 0.00% → Yes, Investor receives Face Amount *plus* Call Premium → $1,041.00 on the first Call Settlement Date

↓ No

Second Observation Date: Is Currency Performance ≥ 0.00% → Yes, Investor receives Face Amount *plus* Call Premium → $1,082.00 on the second Call Settlement Date

↓ No

Third Observation Date: Is Currency Performance ≥ 0.00% → Yes, Investor receives Face Amount *plus* Call Premium → $1,123.00 on the third Call Settlement Date

↓ No

Fourth Observation Date: Is Currency Performance ≥ 0.00% → Yes, Investor receives Face Amount *plus* Call Premium → $1,164.00 on the fourth Call Settlement Date

No → See Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP: 25152RCV3
Issuer: .... Deutsche Bank AG, London Branch
Maturity/Tenor: .... Approximately 12 months
Face Amount: .... $1,000 per security
Underlying Currency: .... Brazilian real (BRL)
Reference Currency: .... Japanese yen (JPY)
Automatic Call: .... If the Currency Performance on any Observation Date is greater than or equal to zero, the securities will be automatically called on the corresponding Call Settlement Date for a cash payment per $1,000 Face Amount of securities equal to $1,000 *plus* $1,000 multiplied by the Call Premium for the relevant Observation Date.

Observation Dates	Expected Call Settlement Dates	Call Premium
August 12, 2013	August 15, 2013	4.10%
November 12, 2013	November 15, 2013	8.20%
February 10, 2014	February 13, 2014	12.30%
May 19, 2014 (Final Valuation Date)	May 22, 2014 (Maturity Date)	16.40%

Call Settlement Dates: .... The third business day following the relevant Observation Date.
Payment at Maturity: .... If the securities are not automatically called, the Payment at Maturity per $1,000 Face Amount of securities will be:

- If the Currency Performance on the Final Valuation Date is greater than or equal to -20.00%:
  Face Amount
- If the Currency Performance on the Final Valuation Date is less than -20.00%:
  $1,000 + ($1,000 x Currency Performance)

In no event will the Payment at Maturity be less than zero. If the securities are not called and the Currency Performance on the Final Valuation Date is less than -20.00%, you will lose a significant portion or all of your investment at maturity. Because the Currency Performance is calculated by dividing the difference between the Final Spot Rate and the Initial Spot Rate by the Final Spot Rate, you will lose all of your investment if the Final Spot Rate is equal to or less than 50.00% of the Initial Spot Rate.

Currency Performance: ....

$$\frac{\text{Final Spot Rate} - \text{Initial Spot Rate}}{\text{Final Spot Rate}}$$

Spot Rate: .... The Spot Rate for the Brazilian real against the Japanese yen will be the BRL/JPY reference rate, expressed as a number of Japanese yen per one Brazilian real, which is equal to:

$$\frac{\text{USD/JPY Spot Rate}}{\text{USD/BRL Spot Rate}}$$

A higher Spot Rate indicates a strengthening of the Underlying Currency against the Reference Currency while a lower Spot Rate indicates a weakening of the Underlying Currency against the Reference Currency. **If the foregoing Spot Rate is unavailable (or is published in error), the calculation agent may postpone the relevant Observation Date and/or Final Valuation Date and determine the Spot Rate in good faith and in a commercially reasonable manner as described under "Description of Securities — Adjustments to Valuation Dates" in the accompanying product supplement.**

USD/JPY Spot Rate: .... The USD/JPY Spot Rate is the U.S. dollar/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as units of Japanese yen per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page "WMRSPOT12" (or any successor page) on the relevant date of calculation.

USD/BRL Spot Rate: .... The USD/BRL Spot Rate is the U.S. dollar/Brazilian real offered rate for U.S. dollars, expressed as units of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacoes para Contabilidade" or Rates for Accounting Purposes), by approximately 6:00 p.m., Sao Paulo time, on such date of calculation, which appears on Reuters Page "BRFR" or any successor page, on the relevant date of calculation.

Initial Spot Rate: .... The Spot Rate for the Underlying Currency on the Trade Date
Final Spot Rate: .... The Spot Rate for the Underlying Currency on the relevant date of calculation
Trade Date: .... May 10, 2013
Settlement Date: .... May 15, 2013
Final Valuation Date: .... May 19, 2014
Maturity Date: .... May 22, 2014
Fees and Commissions: .... JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1753ZZ.

For more information regarding this offering, please refer to the term sheet No. 1753ZZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313002877/dp38115_fwp-1753zz.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

If the securities are not automatically called, for every $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Currency Performance, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Step		
1	Determine the Currency Performance	Currency Performance = (Final Spot Rate – Initial Spot Rate) / Final Spot Rate
2	Currency Performance greater than or equal to -20%? Yes	Payment at Maturity = Face Amount / $1,000
	No	
3	Currency Performance less than -20%? Yes	Face Amount is reduced by 1% for every 1% of the negative Currency Performance. Therefore, **you will lose a significant portion or all of your investment at maturity**: Payment at Maturity = Face Amount / $1,000 + (Face Amount / $1,000 x Currency Performance / Currency Performance)

Hypothetical Payment Upon an Automatic Call

If the Currency Performance on any Observation Date is greater than or equal to zero, the securities will be automatically called and the investor will receive a cash payment per security on the related Call Settlement Date equal to $1,000 per Face Amount of securities *plus* $1,000 multiplied by the Call Premium for the relevant Observation Date.

Observation Date	Expected Call Settlement Date	Call Premium	Call Payments (per $1,000 Face Amount)
August 12, 2013	August 15, 2013	4.10%	$1,041.00
November 12, 2013	November 15, 2013	8.20%	$1,082.00
February 10, 2014	February 13, 2014	12.30%	$1,123.00
May 19, 2014 (Final Valuation Date)	May 22, 2014 (Maturity Date)	16.40%	$1,164.00

Hypothetical Payment at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of securities, a hypothetical Initial Spot Rate of 50.00 and that the securities are not automatically called.

Final Spot Rate	Currency Performance	Payment at Maturity	Return on the Securities at Maturity
100.00	50.00%	N/A	N/A
83.33	40.00%	N/A	N/A
71.43	30.00%	N/A	N/A
62.50	20.00%	N/A	N/A
55.56	10.00%	N/A	N/A
50.00	0.00%	N/A	N/A
45.45	-10.00%	$1,000.00	0.00%
41.67	-20.00%	$1,000.00	0.00%
38.46	-30.00%	$700.00	-30.00%
31.25	-60.00%	$400.00	-60.00%
27.78	-80.00%	$200.00	-80.00%
25.00	-100.00%	$0.00	-100.00%
23.81	-110.00%	$0.00	-100.00%

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS -- The securities do not guarantee any return of your investment. The return on the securities at maturity is linked to the performance of the Brazilian real relative to the
Japanese yen and will depend on whether the securities are automatically called, and if the securities are not called, on the Currency Performance. If the securities are not automatically called, you will not receive a positive return on the securities. Moreover, if the securities are not automatically called and the Currency Performance, calculated as set forth herein, is less than -20.00%, your investment will be fully exposed to the negative Currency Performance, and you will lose 1.00% of your investment for every 1.00% of the negative Currency
Performance. In this scenario, you will lose a significant portion or all of your investment in the securities. Because the Currency Performance is calculated by dividing the difference between the Final Spot Rate and the
Initial Spot Rate by the Final Spot Rate, you will lose all of your investment if the Final Spot Rate is equal to or less than 50.00% of the Initial Spot Rate.
Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

THE MAXIMUM RETURN TO THE SECURITIES IS LIMITED TO THE CALL PREMIUM --The
appreciation potential of the securities is limited to the pre-specified Call
Premium on the relevant Observation Date, regardless of the performance of the
Underlying Currency. In addition, since the securities could be called as early as the first Observation Date, the term of your investment could be as short as three months, and your return on the securities would be less than what you would receive if the securities were called on a later Observation Date. If the securities are not automatically called, you will not realize a positive return on the securities, and you may lose up to 100% of your initial investment if the
Currency Performance is less than -20.00% .

REINVESTMENT RISK -- If your securities are called early, the term of the securities may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

THE SECURITIES DO NOT PAY COUPONS -- Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS -- The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche
Bank AG's credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of
Deutsche Bank AG will affect the value of the securities and in the event
Deutsche Bank AG were to default on its obligations you might not receive the
Call Payment or Payment at Maturity owed to you under the terms of the securities.

INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE
UNDERLYING CURRENCY -- You may receive a lower payment in respect of the securities than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the
Underlying Currency is based upon the formula set forth above. The Currency
Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK -- Holders of the
securities will be exposed to currency exchange rate risk with respect to the
Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency, calculated based on the respective exchange rates of the Underlying Currency and the Reference Currency against the U.S.
dollar. Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying
Currency's country and economic and political developments in the Reference
Currency's country. Additionally, the volatility of the currency exchange rates between the Underlying Currency and the Reference Currency, between the
Underlying Currency and the U.S. dollar and between the Reference Currency and the U.S. dollar could affect the value of the securities.

Of particular importance to currency exchange rate risk are existing and expected rates of inflation; existing and expected interest rate levels;
political, civil or military unrest; the balance of payments in Brazil, Japan and the U.S.; and the extent of governmental surpluses or deficits in Brazil,
Japan and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil, Japan, the U.S.
and other countries important to international trade and finance.

CURRENCY MARKETS MAY BE VOLATILE -- Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies.
Significant changes, including changes in liquidity and prices,can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your securities in varying ways.

THE SECURITIES ARE SUBJECT TO EMERGING MARKETS RISK -- The Underlying Currency
is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the securities and the return on the securities.

LEGAL AND REGULATORY RISKS -- Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the
Underlying Currency and/or the Reference Currency and, consequently, the value of and return on the securities.

THE SECURITIES ARE LINKED TO THE PERFORMANCE OF A SINGLE CURRENCY RELATIVE TO A
SINGLE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY
RISK -- Your investment in the securities is subject to the risk of significant fluctuations in the performance of a single currency, the Brazilian real, relative to a single currency, the Japanese yen. Because the securities are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate of the Underlying Currency relative to the
Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the securities were linked to a currency basket.

THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE
EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS -- In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference
Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the
Reference Currency and the value of the securities.

IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE
SECURITIES WOULD LIKELY BE IMPAIRED -- Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on an Observation Date would likely have an adverse effect on the Final Spot Rate, and therefore, reduce the likelihood the securities are automatically called and/or adversely affect the return on your securities. Limited liquidity relating to the Underlying Currency and/or the
Reference Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY AND/OR
THE REFERENCE CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES -- The
currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate of the Underlying
Currency and the Reference Currency and, therefore, the value of the securities.

HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE
CURREENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE
UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE
SECURITIES -- It is impossible to predict whether the Spot Rate of the
Underlying Currency will rise or fall. The actual performance of the Underlying

Currency relative to the Reference Currency over the term of the securities may bear little relation to the historical exchange rates of the Underlying Currency relative to the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet.

MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY
AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN -- The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred. Upon the occurrence of one of these events, or another event that is included as a Market
Disruption Event, it is possible that the relevant Observation Date, Call
Settlement Date, Final Valuation Date and the Maturity Date will be postponed.
It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under "Description of Securities -- Adjustments to Valuation Dates and Payment Dates" in the
accompanying product supplement and such Spot Rate may differ substantially from the published exchange rate of the Underlying Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return. If the securities are not automatically called, the amount you receive at maturity may be less or significantly less than your initial investment and may be zero.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE
SECURITIES PRIOR TO MATURITY -- Certain built-in costs, such as our estimated cost of hedging, are likely to affect the value of the securities prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

LACK OF LIQUIDITY -- The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES --
While we expect that, generally, the Spot Rate for the Underlying Currency against the Reference Currency on any day will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE
AND CURRENCY DERIVATIVE MARKET MAY AFFECT THE VALUE OF THE SECURITIES -- We or
one or more of our affiliates expect to hedge our foreign currency exposure from the securities by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments.
Such trading and hedging activities may affect the Spot Rate and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency and/or the Reference Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Underlying Currency and/or the Reference
Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors' trading and investment strategies related to the securities.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE and CO. AND ITS AFFILIATES,
MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE
INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH,
OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE UNDERLYING CURRENCY TO
WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES -- We, our
affiliates and agents, and JPMorgan Chase and Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents, or JPMorgan Chase and Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase and
Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Underlying
Currency to which the securities are linked.

POTENTIAL CONFLICTS OF INTEREST-- We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX
CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES -- In determining our tax reporting responsibilities, if any, with respect to the securities, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If the securities are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your securities (including pursuant to an automatic call or at maturity). However, significant aspects of the tax treatment of the securities are uncertain. You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences"
and the section of the accompanying term sheet entitled "Tax Consequences." If the Internal Revenue Service ("IRS") were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of "prepaid forward contracts" and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. See "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement for additional information. Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1753ZZ and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1753ZZ and this fact sheet if you so request by calling toll-free 1-800-311-4409. You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.